OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street
New York, NY 10281

October 29, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

Re:     Oppenheimer Gold & Special Minerals Fund

File Nos. 2-82590 and 811-03694

To the Securities and Exchange Commission:

On behalf of Oppenheimer Gold & Special Minerals Fund (the “Fund”) and pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the filing made pursuant to Rule 485(a) under the Securities Act filed with the Commission on October 27, 2010 (accession number 0000728889-10-001596). The Fund is an open-end investment company.

Post-effective Amendment No.49 under the Securities Act and Amendment No. 47 under the Investment Company Act of 1940, as amended, to the Fund’s Registration Statement on Form N-1A was filed with the Commission on October 28, 2010. Therefore, the Fund requests the Commission's consent to withdraw the earlier filing pursuant to Rule 477 under the Securities Act.

Please direct any questions you may have regarding this request or the filing to the undersigned at 303-768-3331 or to Taylor V. Edwards at 212-323-0310. Thank you for your assistance.

Oppenheimer Gold & Special Minerals Fund

By: /s/ Kathleen T. Ives

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Kathleen T. Ives
Assistant Secretary

cc:     Valerie Lithotomos
     Taylor V. Edwards